April 30, 1997


QUARTERLY REPORT TO THE LIMITED PARTNERS
OF DSI REALTY INCOME FUND X


DEAR LIMITED PARTNERS:

We are pleased to enclose the Partnership's unaudited financial statements for the period ended March 31, 1997. The following is Management's discussion and analysis of the Partnership's financial condition and results of its operations.

For the three month periods ended March 31, 1997 and 1996, total revenues increased 1.9% from $644,175 to $656,555 and total expenses decreased 3.1% from $410,016 to $397,406. As a result, net income increased 10.7% from $234,159 to $259,149 for the three month period ended March 31, 1997, as compared to the same period in 1996. The increase in revenue can be attributed to an increase in rental revenue as a result of higher unit rental rates. Occupancy levels for the Partnership's five mini-storage facilities averaged 83.1% for the three month period ended March 31, 1997, as compared to 84.2% for the same period in 1996. The Partnership is continuing its marketing efforts to attract and keep new tenants in its various mini-storage facilities. Operating expenses decreased approximately $9,100 (2.7%) primarily as a result of lower security services and facility maintenance expenses, partially offset by higher salaries and wages. Security services expense decreased as a result of the discontinuation of additional guard services provided during the construction of the new manager's residence at the Troy, Michigan facility. General and administrative expenses decreased approximately $3,500 (5.2%) primarily as a result of the timing of payment of estimated taxes, which consists of Maryland Non-Resident Withholding Taxes which were paid by the Partnership.

The General Partners will continue their policy of funding the continuing improvements and maintenance of Partnership properties with cash generated from operations. The Partnership's financial resources appear to be adequate to meet its needs.

We are not enclosing a copy of the Partnership Form 10-Q as filed with the Securities and Exchange Commission, since all the information set forth therein is contained either in this letter or in the attached financial statements. However, if you wish to receive a copy of said report, please send a written request to DSI Realty Income Fund X, P.O. Box 357, Long Beach, California 90801.

                              Very truly yours,

                              DSI Realty Income Fund X
                              By: DSI Properties, Inc., as
                              General Partner



                              By___\s\ Robert J. Conway_______
                              ROBERT J. CONWAY, President